Synthetech Announces Stock Option Exchange Program for Stock Option Holders

Albany, OR, June 15, 2001 -- Synthetech, Inc. (Nasdaq: NZYM) today announced commencement of a voluntary stock option exchange program for holders of outstanding stock options under its option plans.

Under the program, Synthetech stock option holders will be given the opportunity, if they so choose, to cancel outstanding stock options previously granted to them in exchange for an equal number of new options to be granted at a future date. The exercise price of these new options will be equal to the fair market value of the Company's common stock to be granted on or after the date six months and one day after the date the exchanged options are cancelled.

"We continue to believe in Synthetech's opportunities for growth and employee retention and motivation is a cornerstone to building a sustaining corporation and long-term shareholder value," said M. "Sreeni" Sreenivasan, President and CEO, "I believe that this program is an important indication of our commitment to Synthetech's success."

The exchange program has been organized to comply with FASB Interpretation No. 44 "Accounting for Certain Transactions Involving Stock Compensation" and accordingly, the Company believes that there will be no variable compensation charges as a result of this stock option exchange program. Members of the Company's Board of Directors, and the Company's officers and senior executives, will be eligible to participate in this program.

ABOUT SYNTHETECH

Synthetech's Peptide Building Blocks (PBBs) are used predominately by pharmaceutical companies and others to make a wide range of peptide, peptidomimetic small molecule and other drugs under development and on the market for the treatment of AIDS, cancer, cardiovascular and other diseases. Synthetech operates in a challenging business environment, characterized by the unpredictable dynamics and life cycle of pharmaceutical projects, which can lead to rapid fluctuations in the mix of projects and revenues from period to period. The Company has established a worldwide reputation in a unique product and technology niche as a leading supplier to the pharmaceutical and life sciences industry.

This press release includes "forward-looking" information (as defined in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934). Investors are cautioned that forward-looking statements involve risks and uncertainties, and various factors could cause actual results to differ materially from those in the forward-looking statements. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words "believe," "anticipate," "expect," "estimate," "project," "will be," "will continue," "will likely result," or words or phrases of similar meanings. The risks and uncertainties include, but are not limited to, the following: the uncertain market for products, customer concentration, potential quarterly revenue fluctuations, production factors, industry cost factors, competition, government regulation, product liability risks, technological change, increased costs associated with the Company's facility expansions, and international business risks. Investors are directed to the Company's filings with the Securities and Exchange Commission, including the Company's Form 10-K for the fiscal year ended March 31, 2001 which are available from the Company without charge, for a further description of the risks and uncertainties related to forward-looking statements made by the Company as well as to other aspects of the Company's business.

MORE INFORMATION: Web site: http://www.synthetech.com, E-mail: investor@synthetech.com. "Sreeni" Sreenivasan, President & CEO (541) 967-6575, Charlie Williams, CFO (541) 967-6575